UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2014
Or

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                              to
Commission File Number 1-14387

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
United Rentals 401(k) Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Rentals, Inc.
100 First Stamford Place, Suite 700
Stamford, Connecticut 06902

ANNUAL REPORT ON FORM 11-K
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
United Rentals 401(k) Investment Plan
For the Fiscal Year Ended December 31, 2014
With Report of Independent Registered Public Accounting Firm

Annual Report on Form 11-K
United Rentals 401(k) Investment Plan
Financial Statements
and Supplemental Schedule
For the Fiscal Year Ended December 31, 2014

Report of Independent Registered Public Accounting Firm
The Audit Committee of United Rentals, Inc.
We have audited the accompanying statements of net assets available for benefits of United Rentals 401(k) Investment Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the United Rentals 401(k) Investment Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of United Rentals 401(k) Investment Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
Stamford, Connecticut
June 15, 2015

United Rentals 401(k) Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2014		2013
Assets:
Investments, at fair value:
United Rentals, Inc. Common Stock	$14,130,138		$11,334,117
Mutual Funds:
American Century Inflation-Adjusted Bond Inst Fund	—		500,691
American Funds EuroPacific Growth R4 Fund	27,551,683		28,292,805	*
Metropolitan West Total Return Bond Fund	16,051,205		—
Oppenheimer Developing Markets Y Fund	2,125,677		1,280,996
PIMCO Total Return Fund, Institutional	—		15,245,330
Principal Equity Income Inst Fund	43,895,105	*	38,121,779	*
T. Rowe Price Blue Chip Growth Fund	53,576,884	*	49,731,664	*
T. Rowe Price New Horizons Fund	40,263,676	*	40,787,068	*
T. Rowe Price Retirement Balance Fund	—		1,472,927
T. Rowe Price Retirement 2005 Fund	1,763,822		1,057,612
T. Rowe Price Retirement 2010 Fund	6,283,187		5,945,976
T. Rowe Price Retirement 2015 Fund	13,866,027		11,757,955
T. Rowe Price Retirement 2020 Fund	27,218,023		22,637,543
T. Rowe Price Retirement 2025 Fund	30,705,071	*	25,801,389	*
T. Rowe Price Retirement 2030 Fund	39,042,534	*	33,321,562	*
T. Rowe Price Retirement 2035 Fund	31,003,478	*	25,654,027	*
T. Rowe Price Retirement 2040 Fund	28,668,987	*	24,037,582
T. Rowe Price Retirement 2045 Fund	14,399,013		10,611,545
T. Rowe Price Retirement 2050 Fund	3,961,328		2,747,392
T. Rowe Price Retirement 2055 Fund	1,371,439		971,481
T. Rowe Price Small Cap Value Fund	15,855,804		16,527,660
Vanguard Bond Market Index Admiral Fund	4,319,753		2,674,500
Vanguard International Stock Index Admiral Fund	3,180,462		2,231,487
Vanguard Institutional Index Fund	44,721,577	*	39,401,823	*
Total mutual funds	449,824,735		400,812,794
Common Collective Trust	63,865,558	*	64,079,563	*
Pooled Separate Accounts:
Principal Mid Cap S&P 400 Index	3,456,515		2,479,748
Principal Small Cap S&P 600 Index	2,521,379		1,958,935
Total pooled separate accounts	5,977,894		4,438,683
Total investments at fair value	533,798,325		480,665,157
Receivables (payables):
Notes receivable from participants	23,129,142		20,560,032
Company contributions receivable	58,382		24
Participants' contributions payable	(76)		(22)
Total receivables (payables)	23,187,448		20,560,034
Net assets reflecting investments at fair value	556,985,773		501,225,191
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(671,564)		(387,853)
Net assets available for benefits	$556,314,209		$500,837,338
* Represents over 5% of the net assets available for benefits as of December 31, 2014 and/or December 31, 2013.
See accompanying notes.

United Rentals 401(k) Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2014	2013
Additions
Contributions:
Participants	$43,926,506	$36,179,769
Company	17,242,177	14,919,078
Rollovers	4,032,666	3,477,172

Investment income:
Dividend income	5,703,574	4,541,185
Net realized and unrealized appreciation in fair value of investments	26,402,574	84,081,040
Interest income from participants' notes receivable	943,534	869,237
	98,251,031	144,067,481

Deductions
Benefits paid directly to participants	(42,618,977)	(44,464,402)
Administrative fees	(155,183)	(146,550)
Net increase	55,476,871	99,456,529

Net assets available for benefits, beginning of year	500,837,338	401,380,809
Net assets available for benefits, end of year	$556,314,209	$500,837,338

See accompanying notes.

United Rentals 401(k) Investment Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the United Rentals 401(k) Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan, which was established by United Rentals, Inc. ("URI") on May 1, 1998. United Rentals (North America), Inc. (the “Company” or “Plan Sponsor”) is the current Plan Sponsor. Effective January 1, 2013, all non-union employees are eligible to participate in the Plan following the completion of 30 days of service (provided they have reached the minimum age of 18 years and are a resident of the United States). The Plan has been designed to allow tax deferred contributions by the participants with discretionary Company contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
In both 2014 and 2013, participants could elect to contribute up to 80% of their annual wages paid by the Company, limited to $17,500 per year (plus catch-up contributions for participants age 50 and over of $5,500), subject to certain additional limitations for highly compensated employees as defined under the Internal Revenue Code (the “Code”). Participants can suspend their contributions at any time and still remain in the Plan. Participants can resume contributions and can change their elected contribution rate at any time.
The Company may contribute a discretionary amount, which is determined annually, to the Plan. During the year ended December 31, 2014, the Company made matching contributions of i) 100% of each participant’s contribution for the first 1% of such participant’s eligible compensation and ii) 50% of each participant’s contribution for the next 5% of such participant’s eligible compensation. During the year ended December 31, 2014, highly compensated employees were limited to a maximum employer contribution of $3,000. The same contribution formula was used during the year ended December 31, 2013, with the exception that all participants were limited to the maximum employer contribution of $3,000. Participants became eligible to participate in the Plan and receive Company matching contributions following 30 days of employment during both 2014 and 2013.
Participant Accounts
Each participant account includes the participant's contribution, the Company's discretionary contribution, if any, assets transferred to the Plan from the participant's prior employer plan, the participant's share of the net earnings or losses on the investments of the assets of the Plan, distributions from the participant's account, and any expenses charged to the participant's account.
Vesting
Participants are always 100% vested in their contributions plus actual earnings thereon. Company contributions plus actual earnings thereon contributed before January 1, 2013 began vesting 20% per year after one year of service and are 100% vested after five years of service (365 days minimum service per year). Company contributions plus actual earnings thereon contributed after January 1, 2013 are 100% vested following two years of service. As discussed below, on April 30, 2012, the Plan Sponsor completed the acquisition of RSC Holdings Inc. ("RSC"). Prior company contributions for legacy RSC employees vest according to the vesting schedule established under the prior RSC plan, and are fully vested after either two or four years of service (including employment with RSC). Upon termination of employment, participants forfeit their non-vested balances.
Forfeitures
Forfeitures of terminated participants' non-vested accounts, which aggregated $989,526 and $969,285 for 2014 and 2013, respectively, can be applied to either reduce future Company contributions or to pay for Plan administrative expenses. During the years ended December 31, 2014 and 2013, all forfeitures were used to reduce employer matching contributions. As of

December 31, 2014 and 2013, there were $14,683 and $14,534, respectively, of forfeitures that will be used to either reduce future Company contributions or to pay for future Plan administrative expenses.
Investment Options
All of the Plan's investment options are fully participant directed. As previously disclosed, on April 30, 2012, the Plan Sponsor completed the acquisition of RSC and United Rentals acquired the RSC 401 (k) Savings Plan (the “RSC Plan”) which was maintained throughout 2012 in its current state. On December 31, 2012, the net assets of the RSC Plan were transferred into the Plan, and T. Rowe Price Trust Company (“T. Rowe Price”) and Principal Trust Company ("Principal"), the trustee of the prior RSC Plan, were the trustees of the Plan. Effective January 1, 2013, Principal became the Plan's trustee.
Investments in URI Common Stock
Participants may invest in shares of URI common stock. Any such investment is subject to the following:

•	Participants may direct a maximum of 10% of new contributions to be invested in URI shares.

•
If 10% or more of a participant’s account balance is invested in URI shares, the participant cannot transfer additional monies into URI shares. The participant can only transfer monies into URI shares if the amount will not exceed 10% of the overall account balance being held in URI shares.

•
Proxies for voting are sent to participants whose accounts are invested in URI shares. These proxies, as well as annual reports, are transmitted in the same manner used for shareholders outside the Plan.

•	Principal as the trustee votes the URI shares as directed by the proxies.

•	If the trustee doesn’t receive a proxy for a share, it shall vote as directed by the Board of URI, subject to the terms of the trust agreement with the Company and the requirements of ERISA.

•	Participants in the Plan have the same voting rights as holders outside of the Plan.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Fees associated with participant loans are recorded as administrative expenses when incurred. No allowance for credit losses on notes receivable from participants has been recorded as of December 31, 2014 and 2013. Loans made to participants cannot be less than $1,000 and cannot be more than 50% of the vested interest in the participant’s account. The maximum amount of the total outstanding loans a participant can have is $50,000. A participant may have up to two loans outstanding at any one time and cannot take more than two loans in a twelve month period. Loan terms range from one to five years for personal loans and up to thirty years as established by the Plan administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate determined by the Plan administrator. Interest rates on outstanding loans range from 4.25% to 10.00%. Principal and interest are paid ratably through payroll deductions. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. Participants that terminate employment with the Company have 60 days to repay the loan in full before it is deemed a distribution.

Change in Trustee and Recordkeeper
On December 31, 2012, T. Rowe Price and Principal, the trustee of the prior RSC Plan, were the trustees of the Plan, and T. Rowe Price was the Plan's recordkeeper. Effective January 1, 2013, all Plan assets held by T. Rowe Price were transferred to Principal and Principal became the Plan's recordkeeper and trustee.
Distributions and Withdrawals
Upon retirement, termination of employment, or proven hardship, a participant may make withdrawals from their account. Hardship withdrawals must be authorized by the Plan administrator and are subject to the requirements and limitations set forth in the Plan document, the Code and the regulations thereunder.
Administrative Expenses
A portion of the Plan's administrative expenses, primarily comprised of the costs related to printing and mailing communications to participants, and audit and legal fees, are paid by the Company. All investment related expenses, and the balance of administrative expenses, are paid by the participants.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan's financial statements are prepared on the accrual basis of accounting. Benefits are recorded when paid.
Investments and Income Recognition
The Plan's investments are stated at fair value as of the last trading date for the periods presented. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Fair Value Measurements below for further information.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Fair Value Measurements
In accordance with U.S. generally accepted accounting principles, each of the Plan's fair value measurements is categorized in one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety:
Level 1 Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 Observable inputs other than quoted prices in active markets for identical assets and liabilities include:

a)	quoted prices for similar assets or liabilities in active markets;

b)	quoted prices for identical or similar assets or liabilities in inactive markets;

c)	inputs other than quoted prices that are observable for the asset or liability;

d)	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 Inputs to the valuation methodology are unobservable (i.e., supported by little or no market activity) and significant to the fair value measure.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.
United Rentals, Inc. Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Common Collective Trust ("CCT"): The CCT is a fully benefit responsive collective investment trust held by Union Bond & Trust Company (“Union”). Union is a wholly-owned subsidiary of the Principal Financial Group. The CCT is presented on the statement of net assets available for benefits at fair value which differs from contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan, and represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value and there are no events known to the Plan Sponsor which are probable of occurring which would limit the ability of the Plan to transact at contract value with participants. Fair value has been calculated based on the fair value of the underlying investment contracts in the CCT as reported by the issuer.

The objective of the CCT is to provide a low-risk, moderate-yield investment. The CCT is managed to earn a consistent level of return, while providing for preservation of capital, high credit quality and liquidity to pay plan benefits. The CCT primarily consists of a diversified portfolio of investment contracts issued by life insurance companies, banks and other financial institutions, the performance of which may be predicated on underlying fixed income investments.
Pooled Separate Accounts ("PSAs"): The PSAs are valued at estimated fair values determined by the trustee, which represent the net asset value of units held by the Plan at year end. The net asset value of a PSA is based on the fair value of its underlying investments and is not a publicly-quoted price in an active market. Prices are validated through an investment analyst review process including direct interaction with external sources or review of recent trade activity. As of December 31, 2014 and 2013, there are no unfunded commitments related to the PSAs. The PSAs may be redeemed on a daily basis with no redemption restrictions, and investments in any class can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into that originating class until the 30-day period has expired. New contributions are allowed during this time period.
The PSAs seek long-term growth of capital and normally invest the majority of assets in common stocks of companies that compose the related S&P Index (SmallCap 600 and MidCap 400). The PSAs are designed to mirror the investment performance of the applicable index by allocating assets in approximately the same weightings as the related S&P Index.
Mutual funds: Valued at the quoted prices in an active market for the shares held by the Plan at year end.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
As of December 31, 2014 and 2013, all of the Plan's assets that are measured at fair value were Level 1 or Level 2 assets. The following table presents the Plan's assets measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	Fair Value December 31, 2014	Level 1	Level 2
United Rentals, Inc. Common Stock	$14,130,138	$14,130,138	$—
Common Collective Trust	63,865,558	—	63,865,558
Pooled Separate Accounts	5,977,894	—	5,977,894
Mutual Funds	449,824,735	449,824,735	—
Total investments at fair value	$533,798,325	$463,954,873	$69,843,452
	Fair Value December 31, 2013	Level 1	Level 2
United Rentals, Inc. Common Stock	$11,334,117	$11,334,117	$—
Common Collective Trust	64,079,563	—	64,079,563
Pooled Separate Accounts	4,438,683	—	4,438,683
Mutual Funds	400,812,794	400,812,794	—
Total investments at fair value	$480,665,157	$412,146,911	$68,518,246

During the years ended December 31, 2014 and 2013, there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

3. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 6, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
U.S. generally accepted accounting principles require the Plan administrator to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

4. Investments
During 2014 and 2013, the Plan's investments (including investments purchased, sold, or held during the period) appreciated (depreciated) in fair value as follows:

	Year Ended December 31,
	2014	2013
American Beacon Small Cap Value Institutional Fund	$—	$253,175
American Century Inflation-Adjusted Bond Inst Fund	26,945	(91,715)
American Funds AMCAP R5 Fund	—	381,419
American Funds EuroPacific Growth R4 Fund	(1,098,931)	4,341,690
American Funds New Perspective R4 Fund	—	164,903
Columbia Acorn A Fund	—	116,510
Eagle Small Cap Growth R5 Fund	—	170,468
Janus Perkins Mid Cap Value T Fund	—	79,558
Neuberger Berman Socially Responsive A Fund	—	1,866
Metropolitan West Total Return Bond Fund	53,043	—
Oppenheimer Developing Markets Y Fund	(120,575)	80,693
PIMCO Total Return Fund, Institutional	384,887	(744,844)
Principal Capital Appreciation Inst Fund	—	29,022
Principal Equity Income Inst Fund	3,932,190	7,020,867
Principal LgCap S&P 500 Index Sep Acct	—	300,267
Principal MidCap S&P 400 Index Sep Acct	274,079	534,154
Principal SmallCap S&P 600 Index Sep Acct	133,517	473,440
T. Rowe Price Blue Chip Growth Fund	4,590,550	14,469,460
T. Rowe Price New Horizons Fund	2,341,701	13,389,287
T. Rowe Price Retirement 2005 Fund	18,815	67,035
T. Rowe Price Retirement 2010 Fund	166,891	466,390
T. Rowe Price Retirement 2015 Fund	404,244	1,200,611
T. Rowe Price Retirement 2020 Fund	910,125	2,820,213
T. Rowe Price Retirement 2025 Fund	1,111,991	3,609,770
T. Rowe Price Retirement 2030 Fund	1,552,550	5,346,916
T. Rowe Price Retirement 2035 Fund	1,246,762	4,412,887
T. Rowe Price Retirement 2040 Fund	1,203,331	4,373,320
T. Rowe Price Retirement 2045 Fund	546,994	1,882,455
T. Rowe Price Retirement 2050 Fund	141,848	506,994
T. Rowe Price Retirement 2055 Fund	49,421	170,859
T. Rowe Price Retirement Balance Fund	65,127	122,057
T. Rowe Price Small Cap Value Fund	(93,682)	3,844,297
Union Principal Stable Val Pref Fund	640,176	687,254
United Rentals, Inc. Common Stock	3,517,923	4,802,647
Vanguard Bond Market Index Admiral Fund	99,981	(97,187)
Vanguard International Stock Index Admiral Fund	(226,547)	187,240
Vanguard Institutional Index Fund	4,529,218	8,707,062
	$26,402,574	$84,081,040

5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
6. Related Party Transactions
Certain Plan investments are managed by Principal Funds Inc., Principal Life Insurance Company and Union (which are parties-in-interest). Certain Plan investments were managed by T. Rowe Price during the year ended December 31, 2012, and T. Rowe Price was a party-in-interest through December 31, 2012. All investment transactions with such parties-in-interest qualify as party-in-interest transactions and are exempt from the prohibited transactions rules. Fees paid by the Plan for the investment management services were $155,183 and $146,550 for the years ended December 31, 2014 and 2013, respectively.
At December 31, 2014 and December 31, 2013, the Plan had $14.1 million or 2.5%, and $11.3 million or 2.3%, respectively, of its total net assets invested in URI Common Stock.

7. Reconciliation of the Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$556,314,209	$500,837,338
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	671,564	387,853
Net assets available for benefits per the Form 5500	556,985,773	501,225,191

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

	Year Ended December 31, 2014	Year Ended December 31, 2013
Increase in net assets available for benefits per the financial statements	$55,476,871	$99,456,529
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	283,711	(502,076)
Increase in net assets available for benefits per Form 5500	55,760,582	98,954,453

Supplemental Schedule
United Rentals 401(k) Investment Plan
EIN: 86- 0933835
Plan #: 001
Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year)
December 31, 2014

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2014
Metropolitan Life Insurance Co.	Metropolitan West Total Return Bond Fund	1,472,588	$16,051,205
Oppenheimer	Developing Markets Y Fund	60,630	2,125,677
The American Funds	EuroPacific Growth R4 Fund	595,583	27,551,683
Principal Funds Inc.*	Equity Income Inst Fund	1,644,011	43,895,105
Principal Life Insurance Company*	MidCap S&P 400 Index Sep Acct	79,066	3,456,515
	SmallCap S&P 600 Index Sep Acct	55,942	2,521,379
T. Rowe Price Funds	Blue Chip Growth Fund	796,445	53,576,884
	New Horizons Fund	919,682	40,263,676
	Small Cap Value Fund	338,799	15,855,804
	Retirement 2005 Fund	135,679	1,763,822
	Retirement 2010 Fund	354,382	6,283,187
	Retirement 2015 Fund	958,260	13,866,027
	Retirement 2020 Fund	1,314,245	27,218,023
	Retirement 2025 Fund	1,954,492	30,705,071
	Retirement 2030 Fund	1,696,027	39,042,534
	Retirement 2035 Fund	1,860,953	31,003,478
	Retirement 2040 Fund	1,198,536	28,668,987
	Retirement 2045 Fund	899,938	14,399,013
	Retirement 2050 Fund	295,401	3,961,328
	Retirement 2055 Fund	103,038	1,371,439
Vanguard Group	Bond Market Index Admiral Fund	397,401	4,319,753
	International Stock Index Admiral Fund	122,325	3,180,462
	Institutional Index Fund	237,036	44,721,577
Union Bond & Trust Company*	Principal Stable Val Pref Fund	3,222,898	63,865,558
United Rentals, Inc. *	United Rentals, Inc. Common Stock	138,517	14,130,138
			533,798,325
Participant loans*	Interest rates range from 4.25% to 10.00%		23,129,142
			$556,927,467
*Indicates party-in-interest to the Plan.
Note: The “Cost” column is not applicable because all the Plan's investment options are participant directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
UNITED RENTALS 401(K) INVESTMENT PLAN

By:	/s/ Craig A. Pintoff
Name:	Craig A. Pintoff
Title:	Plan Administrator
June 15, 2015

By:	/s/ Jessica T. Graziano
Name:	Jessica T. Graziano
Title:	Vice President, Controller and Principal Accounting Officer, United Rentals (North America), Inc.
June 15, 2015